Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a presentation by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

2

1 Creating a leading, fully integrated global energy company Press conference Barcelona, February 6, 2006

Disclaimer and Important Legal Information
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.
Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.
Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration
Statement on Form F- 4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.
These materials may contain forward-looking statements based on management’ s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward- looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward- looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
This communication is for distribution only to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) are persons falling within Article 47 of The
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“ financial journalists”) (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
This communication, which has not been and will not be submitted to the French Autorité des marchés financiers, is made available in France only to qualified investor (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), provided in each case that such investors are acting for their own account, and/or to persons providing portfolio management financial services (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), all as defined and in accordance with Article L. 411-
2 of the French Code monétaire et financier and Decreee no. 2005-1007 dated 2 August 2005.
The following is a communication from Gas Natural SDG, S.A. related to a presentation in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

3 Introduction Remedy Plan Conclusions Next steps Endesa in the current context

4 Introduction Remedy plan Conclusions Next steps Endesa in the current context

A transforming transaction to accelerate
profitable growth
Global leading integrated gas and power company
with strong energy management capabilities
Client-focused multinational leader
with over 30 million customer accounts
Complementary, high-quality asset
positions in fast growing markets

Gas Natural
Flexible and competitive gas sourcing on
global basis
Equity gas projects (Gassi Touil and
Gassi Chergui)
Endesa
Long-standing track record in operating
generation assets
A leading global integrated utility, with a unique gas position
Unique track record in gas distribution
build-out and operation
Highly customer-focused business
Successful CCGT build-up strategy
Strong LNG management capabilities
Early mover into high growth markets
Proactive expansion into LatAm has
established Endesa as leader
Successful track record in Italy,
including repowering plants
Strong electricity distribution operator
Complementary core skills and asset
positions
Current territorial structure will be reinforced with
the personnel of both Groups

The transaction is advancing as planned
Pending approval from the CNMV / SEC
2005
September October November December
2006
2006
January February March April
Competition
(Function XV)
“Competition Defence
Service” (SDC)
“Competition Defence
Tribunal” (TDC)
Council of
Ministers
Spanish
Competition
Authorities
Regulated activities
(Function XIV)
CNE
Golden Share
CNMV
review
CNMV
SEC
European
Commission
European
Commission
Authorities
Final regulatory
approval
Acceptance
period
US
Acceptance period
General
Secretary of
Energy
SEC
review
Pending CNMV /
SEC approval
Note:           Tentative calendar, subject to changes, as per the Analyst Presentation on November 23, 2005

A transaction with benefits for consumers
and the general public
Reinforces the country’s security of energy supply through
a stronger position in the international markets
Investment commitment that will allow the improvement of the quality of power supply to clients
Transfer of synergies associated with the transaction to consumers will allow savings for clients
Improvement in the sector competitive situation and contribution to its necessary restructuring

9 Introduction Remedy plan Conclusions Next steps Endesa in the current context

Auction, for a three years period, of gas equivalent to the gas imported by Endesa in Spain in 2005
Auction, for a three years period, of the annual excess (up to 1bcm) of the contract with Algeria (denominated Sagane I) not destined to the tariff market
Reinvestment of the margin obtained during the first 2 years in distribution, transport and storage activities
Sale of Endesa’s stake in the Sagunto and Mugardos regasification plants
Reduction of the stake in Enagás to 1% and exit from its Board of
Directors
Summary of the Council of Ministers’ main
conditions
Natural gas procurement and transport

Sale of generation plants operating in mainland Spain totalling 4,300 MW installed capacity, with a useful life of at least 10 years
At least 400 MW in Catalonia and 400 MW in Andalusia
At least 1,200 MW of CCGTs and / or hydro modulable
The disposed CCGTs will have gas procurement guaranteed for 2 years
Asset sale to be completed over a specified time frame
New Group not allowed to buy CCGTs for 2 years
Right to unilateral cancellation of the gas procurement contracts offered to power competitors’ CCGTs
Summary of the Council of Ministers’ main
conditions
Power generation

Sale of 1.5 million gas customer connections
Sale of volume equivalent to Endesa’s gas supply and Gas Natural’s power supply businesses
Sale of stakes in Naturgas and GasNalsa
Functional separation between liberalised and regulated activities
Assignment to an independent entity of the capacity to formalise the change in supplier in the overlapping areas
Natural gas and electricity distribution and supply
The detailed remedy plan will be agreed with the SDC
Summary of the Council of Ministers’ main
conditions

Main differences with Gas Natural’s initial
proposal
Power generation
Natural gas and
electricity distribution
and supply
Natural gas
procurement and
transport
The initial plan only included divestments in the Sagunto and
Mugardos regasification plants
Sale of additional 1,200 MW of mainland capacity in operation
Partial geographic specification (Andalusia and Catalonia)
Specification of the plant types to be sold
Gas procurement associated to the CCGT plants sold
Sale of additional 250,000 gas customer connections
Independent agency to manage the change of supplier
Functional separation between liberalised and regulated
activities

Main procedural aspects
Limitations on the
management of
assets to be sold
Divestments
procedure
The package divested will include all the assets and support functions required for its autonomous operation
The sale is subject to the prior approval by the SDC
Suitability of buyers
Limitations associated with assets to be sold
Limit on decisions that would threaten the autonomous
management  of the asset and its standalone value
Access to sensitive technical or commercial information regarding the Endesa’s assets to be sold restricted
The Government will appoint an independent trustee to manage the assets being divested
Divestments
calendar
Presentation of the Remedies Plan to the SDC in 1 month
Approval by the SDC in 1 month (following CNE report)
SDC supervision
If an agreement with the buyer/s has not been reached after a certain time, a trustee will be assigned to manage the divestment process
The Council of Ministers conditions do not affect the conditions set by the CNE
(Function XIV)
The procedure for the sale of assets and businesses included in the Council of Ministers’
decision allows for the sale of assets at market value

Integrated management of customers
Flexible and competitive gas procurement
Diversified generation portfolio
Attractive business mix and investment profile
Gas and power convergence
Significant synergy potential
The strategic, industrial and financial benefits of the transaction are compatible with the fulfilment of the conditions set
by the Council of Ministers

The New Group will become a key integrated
European player
Enel
E.ON
RWE
Suez
New Group
4
Centrica
GdF
Gas
Clients (m)²
Source: Annual reports and analyst presentations
1 Listed companies only (before announcement of the transaction), excluding state -owned companies, presented on a consolidated basis; includes only gas and electricity clients; Source: Company estimates
2 Global clients
3 2007 target
4 Including the conditions set by the Council of Ministers
5 Excludes Latin America
Power
Endesa
GW
bcm
Installed CCGT
capacity
Gas contracts
2 32 5 16
8 25 9 60
10 21 8 40
2 6 5 21
0.6 23 1.6 2.8
9 23 3-4 26
5
12 6 8 26
15
1 ³
1 60
Creation of the third largest utility in the world by number of clients ¹

Main figures of the New Group
Notes:
1 Latest available data
2 European operations (Spain, Italy, France)
3 Assuming share prices as of 2 September 2005, before announcement of the transaction, and including the present value of synergies, for illustrative purposes, of €2.7 billion (assuming a 7.5% discount rate)
Clients
(million)¹
32
24
Endesa
New Group
pro-forma
+33%
CCGT installed capacity
(GW)²
3-4
1.6
Endesa New Group
pro-forma
+88/150%
Market value
(€
billion)³
29
20
Endesa
New Group
pro-forma
+45%
Investments 2006-2009
(€ billion)
17
11
Endesa
New Group
pro-forma
+55%

Main figures of the New Group
Notes:
1 Excluding LatAm and Endesa’s contract with Gas Natural
2
8 boats under contract and one of 138,000 m³ under construction
Gas contracts
(bcm) ¹
26
3
Endesa
New Group
pro-forma
+767%
Endesa
New Group
pro-forma
34
27
Employees
(000’s)
+26%
Methane tankers²
Endesa
New Group
pro-forma
9
0
Integrated gas projects
2
0
Endesa
New Group
pro-forma

The New Group will be the main gas and
electricity distributor in Spain
Total: 5.6 million Total: 22.2 million
Others
New
Group
Source: CNE data (peninsular system)
1 Includes liberalised customers of distribution companies.
Assumes the sale of 1.5 million customer connections
2 Considering the conditions set by the Council of Ministers
Natural gas distribution
(customer connections)
1,2
Electricity distribution
(customer connections) ¹
Source: CNE data (peninsular system)
1 Considering the conditions set by the Council of Ministers
The New Group maintains its previously announced plan to invest more than €17 billion, of which more than 60% will be allocated to the distribution
and generation businesses in Spain
New
Group
Disposals I
NaturCorp
Disposals II
(0.25 million)
(1.25 million)
The New Group will have a market share close to 60% of gas
distribution and 40% of electricity distribution

20 Introduction Remedy plan Conclusions Next steps Endesa in the current context

Endesa’s current share price is subject to
strong speculation
Endesa’s adjusted Net Income in 2005 … … results in an unjustifiably high multiple
1 Reflects accounting capital gain (not cash) from the sale of non-core assets
(mainly Auna and Smartcom) for €1,341m and other adjustments
(extraordinary tax benefit in Italy, extra-peninsular compensation for the 2001 -
2004 period and FX differences)
2 Not adjusted for tariff deficit
1 Prices as of 3 February 2006
2 Calculated based on the adjusted net income of €1,386 and Endesa’ s closing stock price as of 3 February 2006 of €24.89
3 Average of selected European utilities (E.ON, RWE, Enel, Scottish Power,
Scottish&Southern, GDF), Source: IBES
3,182
1,386
(1,796)
0
500
1,000
1,500
2,000
2,500
3,000
3,500
Endesa 2005A
Net Income
Adjustments1
Endesa 2005A
Adjusted
Net Income2
19.0
15.4
Endesa implied P/E
20052
European utilities P/E3
2005
23%
overvalued
Accounting capital
gain from Auna and
Smartcom and other
adjustments
04-05 Growth
154%
04-05 Growth
11%

An example
Endesa’s accounting capital gains in the telecom business are actually economic losses
€3,099m
(€86)m
Negative
economic
capital
gain
€1,469m
€3,013m
Actual cash loss
Sale price²
Investment
1997-2004¹
Reported
accounting
capital gain³
Notes:
1 As per Endesa’s 20-F (1997 to 2004). Includes the investments in Auna (€337m in 1997, €247m in 1999, €230m in 2000, €498m in 2001, €432m
in 2002 and €261m in 2004) and Smartcom (€422m in 2000, €379m in 2001, €57m in 2002, €49m in 2003 and €187m in 2004)
2 Per Endesa’s filings with the CNMV
3 The total accumulated losses and amortisation of goodwill related to Auna in the period of 1997-2004was €620 million. The total accumulated losses and amortisation of goodwill related to Smartcom in the period of 2000-2004 was €463 million

The proposed transaction will help solve some
of the current challenges faced by Endesa
Financial
Business/
Strategic
Regulatory
Generation
market not
competitive
Tariff deficit
Increase in
tariffs
Gas
procurement
Gas and power
convergence
Contradictory
strategy
Accounting, not
economic capital
gains
(Auna and
Smartcom)
Non-recurring
income
Continuous
change in
accounting
criteria
The transaction helps to create a more integrated,
balanced and global business
Operating
income
Endesa’s operating cash flow
decreased by 8% in 2005
Operating
cash flow1
Growth 2004-2005 (%)
Difference between EBIT and operating cash flow
growth mainly attributable to tariff deficit
recognition, extra-peninsular compensation and
CTCs in Italy
49%
-8%
Source: Endesa’s 2005 results presentation page 2 and Endesa’s 2005 consolidated statement of cash flows
1 Net cash flow from operating activities

A new regulatory framework for the electricity sector
is still pending and is becoming increasingly urgent
in the current energy scenario
0
10
20
30
40
50
60
70
1Q 2003 2Q 2003 3Q 2003 4Q 2003 1Q 2004 2Q 2004 3Q 2004 4Q 2004 1Q 2005 2Q 2005 3Q 2005 4Q 2005
Pool Price
Growth 03-05 (%)
113
25
32
41
3
Gas
Domestic Coal
Imported Coal
2005
Nuclear fuel
Source:      Endesa’s quarterly results, Bloomberg
Pool prices have increased significantly more than fuel costs

The regulatory assumptions used by Endesa in their
projections are hard to sustain
Electric
system
costs
in 2006
4
Tariff
deficit
2005 ¹
€9,580m
Tariff
deficit
2006E
€3,580m
€6,000m ³
Total tariff
deficit
2005-06E
€18,858m
€6,580m
35-51%
of system
costs
Based on Endesa’s tariff
deficit assumptions and
January 2006 pool prices,
tariff deficit could reach
€6.0bn in 2006
To cover for the 2005 and
2006 tariff deficit, tariffs
should increase in one year
between 35% and 51% in a
year, given that the likely
€9.5bn tariff deficit would
be equal to 51% of the
annual electric system
costs in Spain
Notes:
1 Endesa has recognised a tariff deficit of €1,581m in 2005. However, the increase in fuel costs presented by the company in its results presentation on
18th
January 2006 is only €222m
2 Endesa’s comment during the results presentation on
18th
January 2006, based on an average pool price for 2006 of €55/KWh
3 Tariff deficit generated in 2006 using Endesa’s methodology, based on the average pool price during January 2006
4 According to the Government Tariff Report 2006
€3,000m ²
The fullfilment of Endesa’s 2006 forecasted results of €2.4bn is based, as stated by the Company, on the recognition of a new sector tariff deficit between €2.0bn and €3.0bn in 2006

26 Introduction Remedy plan Conclusions Next steps Endesa in the current context

Conditions of the offer
Change in
Endesa’s
bylaws
Minimum
acceptance
Approval of certain statutory modifications, in an Endesa
Extraordinary General Meeting to be held during the
acceptance period
10% voting limitation
Modification of articles 37, 38 y 42 of the bylaws
regarding the composition of Endesa’s Board and
certain conditions to become a Director of Endesa
A minimum of 75% of Endesa’s shares must be tendered
Gas Natural
capital
increase
Gas Natural’s EGM must approve the required capital
increase
Pending CNMV / SEC approval
The offer is subject to the following conditions

28 Introduction Remedy plan Conclusions Next steps Endesa in the current context

Creating a leading, fully
integrated global energy company
Creates a leading world class integrated gas and power company, with a customer-oriented business model
Addresses regulatory concerns, making the Spanish energy sector more competitive
Strong and balanced positions in high growth markets
Significant synergy potential

Investment commitment will allow for improvement in quality
of service
Synergies obtained in gas and power distribution passed on
to gas and power customers
Benefits of the transaction for the different
stakeholders
Customers
Endesa
shareholders
Attractive offer with a mix of cash and shares of the New Group
Opportunity to participate in a more balanced gas and power project
Participation in the value of the synergies created
Attractive dividend policy of the New Group
Opportunity to become a part of an international, dynamic and solid business
Possibility to participate in the growth of the new company
Reinforcement of the current territorial structure
Increases security of energy supply in Spain
Improves the sector’s competitive situation in the country
Gas Natural
shareholders
Creation of a leading, global integrated gas and power company, with strong energy management capabilities
Attractive business mix and investment profile
Solid financial structure of the New Group
Significant synergy potential
Gas Natural
and Endesa
employees
Energy sector

31